MARTIN SNOW, LLP

ATTORNEYS AT LAW

240 THIRD STREET

POST OFFICE BOX 1606

MACON, GEORGIA 31202-1606

TELEPHONE 478/749-1700

TELECOPIER 478/743-4204

WRITER’S DIRECT DIAL : 478/749-1709

E-MAIL: mnwhite@martinsnow.com

WENDELL L. BOWDEN	MICHAEL N. WHITE
EDWARD J. HARRELL	H. DAVID BULLARD
JOHN C. EDWARDS	RICHARD A. EPPS, JR.
J. KENNETH WALKER	ROSS S. SCHELL
ROBERT R. GUNN, II	JENNY MARTIN STANSFIELD
JOHN T. McGOLDRICK, JR.	MARTY K. SENN
CUBBEDGE SNOW, III	STUART E. WALKER
WILLIAM H. LARSEN
EDWARD L. LONG, JR.	OF COUNSEL
JOHN C. DANIEL, III	JEFFREY M. RUTLEDGE
T. BARON GIBSON, II
CRAWFORD B. EDWARDS, JR.	EMERITUS
MICHAEL M. SMITH	T. BALDWIN MARTIN, JR.
LISA M. EDWARDS	CUBBEDGE SNOW, JR.
BLAIR K. CLEVELAND	REMER C. DANIEL
THOMAS PETER ALLEN III
AMBER K. DUFF
November 26, 2008

Ms. Kathryn McHale, Attorney Advisor

U.S. Securities & Exchange Commission

Washington, DC 20549

RE:	Newnan Coweta Bancshares, Inc.

Schedule 14A

Filed November 6, 2008

File No. 000-33221

Dear Ms. McHale:

In response to your comment letter dated November 10, 2008, please see the following numbered responses containing the requested information and disclosure revisions for the Schedule 14A:

1.        The Company has amended the Schedule 14A to further disclose that the Company has applied for the Capital Purchase Program (“CPP”) and the status of the application. Please see page 3.

2.        The Company has amended the Schedule 14A to further disclose and discuss how it intends to use the proceeds of the CPP in the event it is approved and elects to participate. Please see pages 6 and 9

3.        The Company has amended the Schedule 14A to further disclose and discuss how the Company’s participation in the CPP may:

–	impact the holders of any outstanding senior classes of your securities – No such senior classes exist.

–	pages 5 and 8 contain disclosures regarding possible effects on of the common stockholders.

Page Two

Ms. Kathryn McHale, Attorney Advisor

November 26, 2008

–	dilute the interest of existing common stockholders – No dilution will occur, please see disclosure on page 8.

–	Impact any executive compensation arrangements. This term has been disclosed on pages 8 and 9.

4.        Please see the amended disclosures on page 6 explaining that the Treasury’s denial would have no material adverse effect on the Company’s liquidity, capital resources or results of operation.

5.        Please see the amended discussion on page 9 that the Company will not be required to modify any executive compensation plans or contracts to comply with Section 111 of the EESA.

6.        Please see the amended disclosure and discussion on page 9 and pro forma tables on pages 11—15 regarding the pro forma effect on the Company’s financial statements in the event it receives the minimum and maximum proceeds from the CPP.

In addition, we have amended the disclosures regarding the terms of the Capital Purchase Program to reflect the terms that will apply to “non-public institutions,” which are the terms applicable to the Company.

As requested in your letter, a Statement of Acknowledgment in connection with the Company’s response to the Commission’s comments is enclosed. If you have any further questions or require any additional information or documentation, please contact me at 478-749-1709.

Yours very truly,

/s/ Michael N. White
MICHAEL N. WHITE
Attorney for Newnan Coweta Bancshares, Inc.

MNW:ps

Enclosures

cc:	James B. Kimsey

STATEMENT OF ACKNOWLEDGMENT

The undersigned, Newnan Coweta Bancshares, Inc. (the “Company”), hereby acknowledges to the United States Securities and Exchange Commission (the “Commission”) in connection with the Company’s responses to the comments of the Commission regarding the filing of its Schedule 14A filed on November 12, 2008, and all amendments thereto, the following:

1.        The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.        Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.        The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

NEWNAN COWETA BANCSHARES, INC.

BY:	/s/ James B. Kimsey
JAMES B. KIMSEY
President and Chief Executive Officer

Date:	November 26, 2008